Exhibit 2

2018 First Quarter Results
Stock listing information
Colombian stock exchange S.A.
Ticker:clh
INvestor Relations
Pablo Gutierrez
+57(1) 603-9051
E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

CEMEX LatAm Holdings

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
Consolidated cement volume	1,760	1,893	(7%)	1,760	1,893	(7%)
Consolidated domestic gray cement	1,529	1,675	(9%)	1,529	1,675	(9%)
Consolidated ready-mix volume	670	756	(11%)	670	756	(11%)
Consolidated aggregates volume	1,677	1,764	(5%)	1,677	1,764	(5%)
Net sales	301	329	(8%)	301	329	(8%)
Gross profit	125	150	(17%)	125	150	(17%)
as % of net sales	41.5%	45.8%	(4.3pp)	41.5%	45.8%	(4.3pp)
Operating earnings before other expenses, net	46	71	(36%)	46	71	(36%)
as % of net sales	15.1%	21.7%	(6.6pp)	15.1%	21.7%	(6.6pp)
Controlling interest net income (loss)	30	35	(15%)	30	35	(15%)
Operating EBITDA	66	93	(29%)	66	93	(29%)
as % of net sales	21.9%	28.2%	(6.3pp)	21.9%	28.2%	(6.3pp)
Free cash flow after maintenance capital expenditures	-30	17	N/A	-30	17	N/A
Free cash flow	-31	1	N/A	-31	1	N/A
Net debt	903	925	(2%)	903	925	(2%)
Total debt	935	960	(3%)	935	960	(3%)
Earnings per share	0.05	0.06	(15%)	0.05	0.06	(15%)
Shares outstanding at end of period	557	557	0%	557	557	0%
Employees	4,286	4,654	(8%)	4,286	4,654	(8%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the first quarter of 2018 declined by 8% compared to those of the first quarter 2017. The decline in net sales on a year over year basis was mainly due to lower volumes in Colombia and Panama, as well as lower cement prices in Colombia.

Cost of sales as a percentage of net sales during the quarter increased by 4.3pp from 54.2% to 58.5% on a year-over-year basis.

Operating expenses as a percentage of net sales during the first quarter increased by 2.4pp from 24.0% to 26.4% compared to that of the same period in 2017.

Operating EBITDA during the first quarter of 2018 declined by 29% compared to that of the first quarter of 2017. The decline is mainly due to weak volumes in Colombia and Panama, a difficult comparison base for prices in Colombia, as well as a negative product-mix effect and a major kiln maintenance in Panama.

Operating EBITDA margin during the first quarter of 2018 declined by 6.3pp, compared to that of the first quarter of 2017.

Controlling interest net income during the first quarter of 2018 reached US$30 million compared to US$35 million in the same period of 2017.

Total debt at the end of the quarter reached US$935 million.

2018 First Quarter Results Page 2

OPERATING RESULTS

Colombia

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	136	155	(12%)	136	155	(12%)
Operating EBITDA	25	38	(34%)	25	38	(34%)
Operating EBITDA margin	18.2%	24.3%	(6.1pp)	18.2%	24.3%	(6.1pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(11%)	(11%)	(16%)	(16%)	(16%)	(16%)
Price (USD)	(2%)	(2%)	2%	2%	(1%)	(1%)
Price (local currency)	(5%)	(5%)	(1%)	(1%)	(4%)	(4%)

Year-over-year percentage variation.

In Colombia, during the first quarter 2018 our domestic gray cement, ready-mix and aggregates volumes declined by 11%, 16% and 16%, respectively, compared to those of the first quarter 2017. Our focus on pricing strategy, led to a slight underperformance of our cement volumes versus the industry during the quarter on a year over year basis.

Our cement prices continued their upward trajectory shown in the fourth quarter of 2017 and increased by 3% this quarter in local currency on a sequential basis. Our cement prices as of March this year, compared to those of June 2017, were 7% higher in local currency terms and 17% higher in U.S. dollar terms.

Despite the expected improvement in GDP growth this year, the upward trajectory of oil prices, as well as historic low interest rates, construction activity continued declining during the first quarter of 2018. Our estimations indicate that during the first quarter national cement consumption including imports declined by 8 percent, or by 5 percent when adjusted for fewer working days.

Panama

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	61	70	(12%)	61	70	(12%)
Operating EBITDA	20	31	(34%)	20	31	(34%)
Operating EBITDA margin	33.1%	44.3%	(11.2pp)	33.1%	44.3%	(11.2pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(18%)	(18%)	(10%)	(10%)	4%	4%
Price (USD)	(0%)	(0%)	(6%)	(6%)	(5%)	(5%)
Price (local currency)	(0%)	(0%)	(6%)	(6%)	(5%)	(5%)

Year-over-year percentage variation.

In Panama during the first three months of the year our domestic gray cement and ready-mix volumes decreased by 18% and 10%, respectively, while our aggregates volume increased by 4%, compared to those of the first quarter 2017.

Our estimations indicate that industry volumes during the quarter in Panama declined by 9%, or 7% when adjusted for fewer working days. Weak demand was anticipated during the first half of the year because of high home inventories in Panama City, as well as delays in the approval and execution of infrastructure projects.

Our cement volumes declined by 18% in this period due to a lower cement market position, as we maintained our prices in a weak demand environment. We expect to recover our market position in coming months.

2018 First Quarter Results

Page 3

OPERATING RESULTS

Costa Rica

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	36	37	(5%)	36	37	(5%)
Operating EBITDA	10	12	(21%)	10	12	(21%)
Operating EBITDA margin	26.7%	32.3%	(5.6pp)	26.7%	32.3%	(5.6pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	5%	5%	11%	11%	31%	31%
Price (USD)	0%	0%	(3%)	(3%)	(29%)	(29%)
Price (local currency)	1%	1%	(2%)	(2%)	(28%)	(28%)

Year-over-year percentage variation.

In Costa Rica, during the first quarter our domestic gray cement, ready-mix and aggregates volumes increased by 5%, 11% and 31% respectively, compared to those of the first quarter 2017.

Regarding our prices, both cement and ready-mix prices increased by 2% on a sequential basis during the quarter. The improvement in cement reflects our price increase implemented during the quarter, while the ready-mix price increase reflects higher sales of our value-added products, as well as the positive effect of services and surcharges.

Rest of CLH

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	72	73	(1%)	72	73	(1%)
Operating EBITDA	22	24	(10%)	22	24	(10%)
Operating EBITDA margin	30.0%	33.0%	(3.0pp)	30.0%	33.0%	(3.0pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(4%)	(4%)	20%	20%	36%	36%
Price (USD)	1%	1%	(1%)	(1%)	(8%)	(8%)
Price (local currency)	4%	4%	1%	1%	(3%)	(3%)

Year-over-year percentage variation.

In the Rest of CLH region which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the first quarter of 2018, our domestic gray cement volume decrease by 4%, while our ready mix and aggregates volumes increased by 20% and 36%, respectively, compared to those of the first quarter 2017.

Regarding our cement volumes, we observed delays in already contracted highways projects in Nicaragua, partially offset by higher volumes in Brazil. In the ready-mix business, volumes increased mainly due to improved service from our operation in Guatemala.

With regards to Guatemala we partially compensated lost volumes from two mining projects that shutdown during the second quarter of 2017, with increased volumes to retailers and to our ready-mix operations. In our cement business, we are directly reaching more small retailers, while in ready-mix we are strengthening the service and coverage capabilities of our operations.

2018 First Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	**46**	**72**	**(37%)**	**46**	**72**	**(37%)**
+ Depreciation and operating amortization	20	21		20	21	
Operating EBITDA	**66**	**93**	**(29%)**	**66**	**93**	**(29%)**
- Net financial expense	15	17		15	17	
- Capital expenditures for maintenance	7	10		7	10	
- Change in working Capital	36	23		36	23	
- Taxes paid	12	22		12	22	
- Other cash items (Net)	26	4		26	4	
Free cash flow after maintenance capital exp	**(30)**	**17**	**n/a**	**(30)**	**17**	**n/a**
- Strategic Capital expenditures	1	16		1	16	
Free cash flow	**(31)**	**1**	**n/a**	**(31)**	**1**	**n/a**

In millions of US dollars, except percentages.

Information on Debt

	First Quarter			Fourth Quarter
	2018	2017	% var	2017
Total debt [1, 2]	**935**	**960**		**927**
Short term	36%	2%		37%
Long term	64%	98%		63%
Cash and cash equivalents	32	35	(8%)	45
Net debt	**903**	**925**	**(2%)**	**882**

	First Quarter	
	2018	2017
Currency denomination		
U.S. dollar	98%	98%
Colombian peso	2%	2%
Interest rate		
Fixed	64%	73%
Variable	36%	27%

In millions of US dollars, except percentages.
[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Represents the consolidated balances of CLH and subsidiaries.

2018 First Quarter Results Page 5

OPERATING RESULTS

CEMEX LatAm Holdings

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - March			First Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	301,081	328,683	(8%)	301,081	328,683	(8%)
Cost of sales	(176,133)	(178,199)	1%	(176,133)	(178,199)	1%
Gross profit	**124,948**	**150,484**	**(17%)**	**124,948**	**150,484**	**(17%)**
Operating expenses	(79,431)	(79,010)	(1%)	(79,431)	(79,010)	(1%)
Operating earnings before other expenses, net	**45,517**	**71,474**	**(36%)**	**45,517**	**71,474**	**(36%)**
Other expenses, net	(1,411)	(2,307)	39%	(1,411)	(2,307)	39%
Operating earnings	**44,106**	**69,167**	**(36%)**	**44,106**	**69,167**	**(36%)**
Financial expenses	(14,755)	(16,649)	11%	(14,755)	(16,649)	11%
Other income (expenses), net	18,803	4,763	295%	18,803	4,763	295%
Net income before income taxes	**48,154**	**57,281**	**(16%)**	**48,154**	**57,281**	**(16%)**
Income tax	(18,095)	(21,747)	17%	(18,095)	(21,747)	17%
Consolidated net income	**30,059**	**35,534**	**(15%)**	**30,059**	**35,534**	**(15%)**
Non-controlling Interest Net Income	(68)	(114)	40%	(68)	(114)	40%
Controlling Interest Net Income	**29,991**	**35,420**	**(15%)**	**29,991**	**35,420**	**(15%)**
Operating EBITDA	**65,904**	**92,608**	**(29%)**	**65,904**	**92,608**	**(29%)**
Earnings per share	**0.05**	**0.06**	**(15%)**	**0.05**	**0.06**	**(15%)**

	as of March 31		
BALANCE SHEET	2018	2017	% var
Total Assets	**3,362,893**	**3,380,890**	**(1%)**
Cash and Temporary Investments	32,477	35,184	(8%)
Trade Accounts Receivables	140,519	124,859	13%
Other Receivables	60,195	45,457	32%
Inventories	81,690	75,107	9%
Other Current Assets	36,008	23,147	56%
Current Assets	350,889	303,754	16%
Fixed Assets	1,291,436	1,275,233	1%
Other Assets	1,720,568	1,801,903	(5%)
Total Liabilities	**1,767,035**	**1,856,322**	**(5%)**
Current Liabilities	658,173	358,111	84%
Long-Term Liabilities	1,092,630	1,481,955	(26%)
Other Liabilities	16,232	16,256	(0%)
Consolidated Stockholders' Equity	**1,595,858**	**1,524,568**	**5%**
Non-controlling Interest	6,449	5,010	29%
Stockholders' Equity Attributable to Controlling Interest	1,589,409	1,519,558	5%

2018 First Quarter Results

Page 6

OPERATING RESULTS

CEMEX LatAm Holdings

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in millions of Colombian Pesos in nominal terms, except per share amounts

	January - March			First Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	851,111	954,623	(11%)	851,111	954,623	(11%)
Cost of sales	(497,903)	(517,559)	4%	(497,903)	(517,559)	4%
Gross profit	**353,208**	**437,064**	**(19%)**	**353,208**	**437,064**	**(19%)**
Operating expenses	(224,537)	(229,477)	2%	(224,537)	(229,477)	2%
Operating earnings before other expenses, net	**128,671**	**207,587**	**(38%)**	**128,671**	**207,587**	**(38%)**
Other expenses, net	(3,990)	(6,698)	40%	(3,990)	(6,698)	40%
Operating earnings	**124,681**	**200,889**	**(38%)**	**124,681**	**200,889**	**(38%)**
Financial expenses	(41,710)	(48,356)	14%	(41,710)	(48,356)	14%
Other income (expenses), net	53,154	13,833	284%	53,154	13,833	284%
Net income before income taxes	**136,125**	**166,366**	**(18%)**	**136,125**	**166,366**	**(18%)**
Income tax	(51,152)	(63,161)	19%	(51,152)	(63,161)	19%
Consolidated net income	**84,973**	**103,205**	**(18%)**	**84,973**	**103,205**	**(18%)**
Non-controlling Interest Net Income	(193)	(331)	42%	(193)	(331)	42%
Controlling Interest Net Income	**84,780**	**102,874**	**(18%)**	**84,780**	**102,874**	**(18%)**
Operating EBITDA	**186,302**	**268,971**	**(31%)**	**186,302**	**268,971**	**(31%)**
Earnings per share	**152.60**	**185.40**	**(18%)**	**152.60**	**185.40**	**(18%)**

	as of March 31		
BALANCE SHEET	2018	2017	% var
Total Assets	**9,350,424**	**9,737,774**	**(4%)**
Cash and Temporary Investments	90,302	101,339	(11%)
Trade Accounts Receivables	390,710	359,623	9%
Other Receivables	167,371	130,926	28%
Inventories	227,136	216,326	5%
Other Current Assets	100,119	66,671	50%
Current Assets	975,638	874,885	12%
Fixed Assets	3,590,798	3,672,976	(2%)
Other Assets	4,783,988	5,189,913	(8%)
Total Liabilities	**4,913,188**	**5,346,654**	**(8%)**
Current Liabilities	1,830,030	1,031,446	77%
Long-Term Liabilities	3,038,024	4,268,387	(29%)
Other Liabilities	45,134	46,821	(4%)
Consolidated Stockholders' Equity	**4,437,236**	**4,391,120**	**1%**
Non-controlling Interest	17,930	14,429	24%
Stockholders' Equity Attributable to Controlling Interest	4,419,306	4,376,691	1%

2018 First Quarter Results

Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
NET SALES						
Colombia	136,143	155,168	(12%)	136,143	155,168	(12%)
Panama	61,296	69,606	(12%)	61,296	69,606	(12%)
Costa Rica	35,699	37,427	(5%)	35,699	37,427	(5%)
Rest of CLH	72,059	73,028	(1%)	72,059	73,028	(1%)
Others and intercompany eliminations	(4,116)	(6,546)	37%	(4,116)	(6,546)	37%
TOTAL	**301,081**	**328,683**	**(8%)**	**301,081**	**328,683**	**(8%)**
GROSS PROFIT						
Colombia	52,133	64,189	(19%)	52,133	64,189	(19%)
Panama	25,205	34,788	(28%)	25,205	34,788	(28%)
Costa Rica	14,157	16,234	(13%)	14,157	16,234	(13%)
Rest of CLH	28,470	30,634	(7%)	28,470	30,634	(7%)
Others and intercompany eliminations	4,983	4,639	7%	4,983	4,639	7%
TOTAL	**124,948**	**150,484**	**(17%)**	**124,948**	**150,484**	**(17%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	17,940	30,810	(42%)	17,940	30,810	(42%)
Panama	16,475	26,224	(37%)	16,475	26,224	(37%)
Costa Rica	8,313	10,855	(23%)	8,313	10,855	(23%)
Rest of CLH	19,899	22,735	(12%)	19,899	22,735	(12%)
Others and intercompany eliminations	(17,110)	(19,150)	11%	(17,110)	(19,150)	11%
TOTAL	**45,517**	**71,474**	**(36%)**	**45,517**	**71,474**	**(36%)**
OPERATING EBITDA						
Colombia	24,780	37,660	(34%)	24,780	37,660	(34%)
Panama	20,262	30,849	(34%)	20,262	30,849	(34%)
Costa Rica	9,524	12,101	(21%)	9,524	12,101	(21%)
Rest of CLH	21,611	24,070	(10%)	21,611	24,070	(10%)
Others and intercompany eliminations	(10,273)	(12,072)	15%	(10,273)	(12,072)	15%
TOTAL	**65,904**	**92,608**	**(29%)**	**65,904**	**92,608**	**(29%)**
OPERATING EBITDA MARGIN						
Colombia	18.2%	24.3%		18.2%	24.3%	
Panama	33.1%	44.3%		33.1%	44.3%	
Costa Rica	26.7%	32.3%		26.7%	32.3%	
Rest of CLH	30.0%	33.0%		30.0%	33.0%	
TOTAL	**21.9%**	**28.2%**		**21.9%**	**28.2%**	

2018 First Quarter Results Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
Total cement volume [1]	1,760	1,893	(7%)	1,760	1,893	(7%)
Total domestic gray cement volume	1,529	1,675	(9%)	1,529	1,675	(9%)
Total ready-mix volume	670	756	(11%)	670	756	(11%)
Total aggregates volume	1,677	1,764	(5%)	1,677	1,764	(5%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - March 2018 vs. 2017	First Quarter 2018 vs. 2017	First Quarter 2018 vs. Fourth Quarter 2017
DOMESTIC GRAY CEMENT			
Colombia	(11%)	(11%)	(7%)
Panama	(18%)	(18%)	6%
Costa Rica	5%	5%	7%
Rest of CLH	(4%)	(4%)	1%
READY-MIX			
Colombia	(16%)	(16%)	(10%)
Panama	(10%)	(10%)	20%
Costa Rica	11%	11%	(7%)
Rest of CLH	20%	20%	(19%)
AGGREGATES			
Colombia	(16%)	(16%)	(9%)
Panama	4%	4%	24%
Costa Rica	31%	31%	(6%)
Rest of CLH	36%	36%	(26%)

2018 First Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - March 2018 vs. 2017	First Quarter 2018 vs. 2017	First Quarter 2018 vs. Fourth Quarter 2017
DOMESTIC GRAY CEMENT			
Colombia	(2%)	(2%)	10%
Panama	(0%)	(0%)	(0%)
Costa Rica	0%	0%	2%
Rest of CLH	1%	1%	1%
READY-MIX			
Colombia	2%	2%	10%
Panama	(6%)	(6%)	(2%)
Costa Rica	(3%)	(3%)	2%
Rest of CLH	(1%)	(1%)	(0%)
AGGREGATES			
Colombia	(1%)	(1%)	3%
Panama	(5%)	(5%)	4%
Costa Rica	(29%)	(29%)	(3%)
Rest of CLH	(8%)	(8%)	(1%)

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - March 2018 vs. 2017	First Quarter 2018 vs. 2017	First Quarter 2018 vs. Fourth Quarter 2017
DOMESTIC GRAY CEMENT			
Colombia	(5%)	(5%)	3%
Panama	(0%)	(0%)	(0%)
Costa Rica	1%	1%	2%
Rest of CLH	4%	4%	2%
READY-MIX			
Colombia	(1%)	(1%)	3%
Panama	(6%)	(6%)	(2%)
Costa Rica	(2%)	(2%)	2%
Rest of CLH	1%	1%	1%
AGGREGATES			
Colombia	(4%)	(4%)	(3%)
Panama	(5%)	(5%)	4%
Costa Rica	(28%)	(28%)	(3%)
Rest of CLH	(3%)	(3%)	(0%)

For Rest of CLH, volume-weighted average prices.

2018 First Quarter Results Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates

	January - March		January - March		First Quarter	
	2018 EoP	2017 EoP	2018 average	2017 average	2018 average	2017 average
Colombian peso	2,780.47	2,880.24	2,826.85	2,904.39	2,826.85	2,904.39
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	569.31	567.34	571.47	565.64	571.47	565.64
Euro	1.07	1.09	1.06	1.09	1.06	1.09

Amounts provided in units of local currency per US dollar.

2018 First Quarter Results Page 11

2018 First Quarter Results Page 12 DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.